

January 15, 2014

<u>Via E-mail</u>
Mark D. Timmerman, Esq.
Executive Vice President,
Secretary and General Counsel
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

      Re: Anchor BanCorp Wisconsin Inc.
              Registration Statement on Form S-1
              Filed December 19, 2013
              File No. 333-192964

Dear Mr. Timmerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.   As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

<u>Cover Page of Prospectus</u>

2.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

<u>Prospectus Summary, page 1</u>

3.   Please balance your disclosure by disclosing that you remain subject to the Cease and Desist Orders and the Prompt Corrective Action Directive.

<u>Summary Historical Consolidated Financial Data, page 8</u>

4.   Please revise to disclose the line item "provision for loan losses" and the respective amounts for each of the periods presented.

<u>Risk Factors, page 11</u>

<u>General</u>

5.   The purpose of the risk factors section is to highlight risks that might affect a shareholder's investment in your shares, not management's ability to provide assurance as to a particular event occurring. Please revise the risk factors to eliminate statements such as "we cannot assure you" that an event might or might not happen, and instead revise your disclosure to explain to the shareholder why the occurrence of a risk might or might not happen and management's view of the likelihood that it would occur.

<u>Continued deterioration in the real estate markets..., page 15</u>

6.   To the extent feasible, please quantify the extent to which local real estate values, both commercial and residential, have declined.

<u>We may be required to repurchase mortgage loans..., page 17</u>

7.   Please revise to quantify as of the most recent practicable date the dollar amount of mortgage loans subject to repurchase and the amount of reserves established.

<u>Risk Management</u>

<u>Nonperforming Assets, page 61</u>

8.   Please revise to include a rollforward of nonperforming asset activity for each of the last two fiscal periods presented.

<u>Impaired Loans, page 62</u>

9.   Please revise to provide a rollforward of troubled debt restructurings for the periods presented. You should also disclose the corresponding allowance for loan losses recorded as well.

<u>Allowance for Loan Losses, page 63</u>

10.   Please revise to provide a rollfoward of activity for the reserves for unfunded commitments, letters of credit and the repurchase of sold loans. Please also provide narrative addressing the changes in the reserve activity during the periods presented.

<u>Description of Business</u>

<u>Our Markets, page 80</u>

11.   If material, please quantify the change in the unemployment rate in your market area over the past year. In this regard, we note your disclosure in the first paragraph on page 110, which states that the unemployment rate has increased. Also make corresponding revisions to the prospectus summary, as appropriate.

<u>Recapitalization Transactions, page 82</u>

12.   Refer to the third paragraph on page 83. We note that you qualify your disclosure by reference to the Plan of Reorganization, which you have not filed as an exhibit to the registration statement. Please tell us why you believe such disclosure is adequate. Also revise to discuss all material provisions of the transactions and remove the suggestion that your disclosure is not materially complete.

<u>Legal Proceedings, page 111</u>

13.   Please include all of the information required by Item 103 of Regulation S-K when describing material legal proceedings. For example, with respect to the pending lawsuit, you should identify the name of the court in which the proceedings are pending, the date instituted and the parties to the litigation.

<u>Certain Relationships and Related Party Transactions, page 130</u>

14.   Please include all the representations required by Item 404 of Regulation S-K with regard to indebtedness of management.

<u>United States Federal Income Tax Consequences..., page 139</u>

15.   Please revise the heading and the introductory paragraph to clarify, if true, that the discussion is of material tax consequences, not merely a summary of tax consequences.

16.   Please eliminate the statement that the discussion is "for general information only and is not tax advice." Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" them to do so. Eliminate this language from the first and last paragraphs of this section. These

statements suggest that investors may not rely on the description of tax consequences included in the prospectus.

Exhibits

17.   Please file all missing exhibits, including the form of underwriting agreement and legality opinion with your next amendment or tell us when you plan to file these documents. They are subject to the staff's review and we will need time to conduct that review.

18.   We note that certain exhibits have not been filed in their entirety. For example, the exhibits and disclosure schedules have been omitted from Exhibit 4.5. These are only examples. Please ensure that all exhibits are filed in their entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Via E-mail
         Michael J. Zeidel, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP